OUTSET GLOBAL TRADING LIMITED

AUDITED FINANCIAL STATEMENT

AVAILABLE FOR PUBLIC INSPECTION

DECEMBER 31, 2020

OUTSET GLOBAL TRADING LIMITED

REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2020

OUTSET GLOBAL TRADING LIMITED
FINANCIAL STATEMENT
DECEMBER 31, 2020

CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69657

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OUTSET GLOBAL TRADING LIMITED

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1120 AVENUE OF THE AMERICAS, SUITE 1503
(No. and Street)

NEW YORK	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WILLIAM RAPAVY (212) 390 0904
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RYAN & JURASKA LLP
(Name – *if individual, state last, first, middle name*)

141 WEST JACKSON BLVD	CHICAGO	IL	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, WILLIAM RAPAVY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OUTSET GLOBAL TRADING LIMITED, as of DECEMBER 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Signature

CFO/FINOP

Title

Notary Public

SHRADHA LAMA
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01LA6372555
Qualified in QUEENS County
Commission Expires 03/19/2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R&J

RYAN & JURASKA LLP
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Outset Global Trading Limited

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Outset Global Trading Limited (the Company) as of December 31, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Outset Global Trading Limited as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Outset Global Trading Limited's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Outset Global Trading Limited in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as Outset Global Trading Limited's auditor since 2016.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ryan & Juraska LLP

Chicago, Illinois
February 24, 2021

OUTSET GLOBAL TRADING LIMITED
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$	829,668
Due from broker		2,276,090
Receivable from affiliates		207,587
Accounts receivable		10,076
Other assets		44,696
TOTAL ASSETS	$	3,368,117

LIABILITIES & STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and other liabilities	$	689,436
TOTAL LIABILITIES		689,436
Stockholders' Equity:		
Common Stock, $1.54 par value; 2 shares authorized, 2 shares issued and outstanding		3
Additional paid-in capital		1,404,107
Retained Earnings/(Accumulated Deficit)		1,274,571
TOTAL STOCKHOLDERS' EQUITY		2,678,681
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	3,368,117

The accompanying notes are an integral part of this financial statement.

NOTE 1 BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Outset Global Trading Limited (the "Company") was incorporated on February 26th, 2015 under the laws of England and Wales.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") effective March 29th, 2016.

The Company is engaged as an agent in the purchase and sale of equity securities of domestic and foreign corporate issuers over-the-counter as non-exchange member arranging for transactions in listed securities by exchange member. The Company operates pursuant to SEC Rule 15a-6 and has a business agreement in place with Outset Global LLP, a corporation under the laws of England and Wales. Outset Global LLP is an unregistered foreign broker-dealer who is not a member of SIPC.

The Company has a clearing agreement with its clearing agent. Domestic security transactions are cleared and carried through a U.S. clearing agent on a fully-disclosed basis. The U.S. clearing agent also performs record keeping functions and consequently, the Company operates under the (k)(2)(i) and (k)(2)(ii) exemptive provisions of SEC Rule 15c3-3. The Company clears all foreign security transactions through its affiliate Outset Global LLP pursuant to agreements the affiliate has with foreign clearing agents on an RVP/DVP basis. The Company does not hold customer funds or securities.

Use of estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Commissions

The Company buys and sells securities as an agent on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related execution and clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty on behalf of the customer and confirms the trade with the customer.) The Company believes that the performance obligation is satisfied on the trade date because

NOTE 1 BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of the ownership of the securities have transferred to/from the customer and the counterparty.

Consulting income

Consulting income consists of consulting services. Fee income and expenses are recorded on the accrual basis of accounting.

ASC 842

The Company recognizes leases in accordance with Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) Topic 842, Leases. This guidance requires public business entities to recognize a right-of-use asset and a lease liability in the statement of financial condition. The Company has elected an exemption to this guidance for its short-term office leases of less than twelve months and recognizes the lease payments on a straight-line basis over their remaining life. Management believes the impact of Topic 842 and the election of the exemption has no material impact on its statement of financial condition.

ASC Topic 606

The Company recognizes revenue in accordance with Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) Topic 606, Revenue from Contracts with Customers. That guidance was amended to require public business entities to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Management believes the impact of the amendment to Topic 606 has no material impact on its financial statement.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

NOTE 1 BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Functional Currency and Presentation Currency

Items included in the financial statement of the Company are measured using the currency of the primary economic environment in which the entity operates (the "Functional Currency". The Functional Currency of the Company is United States Dollars ("USD").

Foreign currency transactions are translated into the Functional Currency using the prevailing exchange rates. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at the period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the Statement of Operations.

Fair value measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that

NOTE 1 BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

FASB ASC 820, Fair Value Measurement has no material effect on this financial statement. At December 31, 2020, the Company held no Level 1, Level 2, or Level 3 investments.

Income Taxes

The Company is subject to corporate taxes in both the United Kingdom and the United States of America. The amount of taxes payable or refundable is recognized as of the date of the financial statement, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statement for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Effective for 2018 in the United States, President Trump signed into law tax reform legislation that the new rate structure is a flat 21%. At December 31st 2020 the Company had a Federal Net Operating Loss of $74,309, which begins to expire in 2036, and a related Deferred Tax Asset of $15,605, all of which has been fully reserved.

As of December 31st 2020 the Company has an income taxes payable balance in the United Kingdom of $217,000.

NOTE 2 TRANSACTIONS WITH AFFILIATES

The Company is a party to administrative services agreements with its affiliate Outset Global LLP. The affiliate provides the Company with certain services and allocate the expenses in the area of compensation and benefits, administration, leasehold space, furniture and equipment, operational services, computers and related systems support, data and communication lines and equipment.

As of December 31st 2020 the Company has receivable balances with Outset Global LLP for $207,587.

NOTE 3 NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, as defined. The Company computes its net capital under the alternative method permitted by the net capital rule, which requires that minimum net capital shall not be less than the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. At December 31, 2020, the Company had net capital of $1,680,461, which was $1,430,461 in excess of its required net capital of $250,000.

NOTE 4 LEASE COMMITMENTS

For the year ended December 31, 2020 rent and occupancy include rent allocated per expense sharing agreement from Outset Global LLP.

The Company entered into a lease agreement for office space with Regus Management Group, LLC. The lease is structured as a rolling annual lease expiring December 31, 2021 with three months' notice cancellation terms.

The Company entered into a lease agreement for office space with Office Suites of Darien, LLC effective June 1st 2020. The lease is structured as a rolling six month lease with one months' notice cancellation terms.

The Company entered into a one year lease agreement for office space with Gateway Venture Real Estate, LLC effective May 1st 2020. The lease is structured as a rolling month to month lease after the one year expiration with two months' notice cancellation terms.

NOTE 5 FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK, CONCENTRATION OF CREDIT RISK, AND CREDIT LOSSES

In the normal course of business, the Company's securities activities involve the execution, clearance, and settlement of various transactions with its clearing brokers. These securities activities are transacted on a delivery or receipt versus payment basis and the Company reports such transactions on a trade date basis. The Company's customer's securities transactions are introduced on a fully disclosed basis with its clearing broker. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments. The Company seeks to minimize this risk though their Know Your Customer (KYC) procedures. As well, the firm may have 15a6 responsibility for Outset Global LLP's US customers as it relates to the above, with the same KYC procedures in place to minimize this risk.

Since the Company does not clear its own securities transactions, it has established accounts with its clearing broker for this purpose. This can and often does result in a concentration of credit risk with this firm. Such risk, however, is mitigated by the clearing broker's obligation to comply with rules and regulations of the SEC and FINRA.

The Company maintains cash deposits with banks and brokers. At times, such deposits exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with major financial institutions and monitoring their credit ratings.

Because the Company has operations outside of the United Kingdom, the Company's home country, there exists a possibility that operations located in the United States may be disrupted in the near term. Managements seeks to minimize this risk by monitoring its foreign operations. Management does not consider any risk with its foreign operations to be significant.

FASB ASU 2016-13, *Measure of Credit Losses on Financial Instruments*, broadens the information that an entity must consider in developing its estimated credit losses expected to occur over the remaining life of assets measured either collectively or individually to include historical experience, current conditions, and reasonable and supportable forecasts. ASU-2016-13 replaced the prior incurred credit loss model with an expected credit losses model and became effective for fiscal years beginning after December 15, 2019. The adoption of this standard by the Company on January 1, 2020 did not have a material impact on the Company's financial statement.

NOTE 6 GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying value (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others. The Company has issued no guarantees effective at December 31, 2020 or during the year then ended, except as described in Note 5 above.

NOTE 7 DUE FROM BROKERS

Amounts due from brokers at December 31, 2020 consists of cash deposits and cash equivalents of $1,862,861 and commission receivables of $413,229.

NOTE 8 SOFT DOLLAR

The Company has entered into various soft dollar arrangements wherein research and other expenses are paid by the Company on behalf of the introduced business. In accordance with FASB ASC 940-20-25-3, the Company analyzes both the commission income generated from the soft-dollar arrangements and the research provided to determine if liability exists at year-end. At December 31, 2020, the soft dollars liability was $52,222 and is included in accounts payable and other liabilities.

NOTE 9 LEGAL CONTIGENT LIABILITY

The Company and one its registered representatives are parties to a FINRA arbitration claim brought by another broker dealer related to the hiring of the registered representative previously employed by that broker dealer. The single claim against the Company for tortious interference asserts that the Company knowingly and intentionally procured the employee to breach and violate his contract and misuse its confidential information and seeks unspecified damages, interest, attorneys' fees and punitive damages. The Company believes there is no evidence that the registered representative misused any confidential information, that the claim lacks merit, and should not have any material effect on the financial statement.

NOTE 10 SUBSEQUENT EVENTS

On January 8, 2021 the Company declared dividends payable totaling $831,250 which was paid in two equal payments of $415,625 each on January 22, 2021 and February 8, 2021. Subsequent events have been evaluated through February 24, 2021, the date the financial statement was available to be issued; and no other material events have been identified which require disclosure.